Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q2 2024 Results &
Update of Strategic Plan

KFAR SAVA, Israel, July 29, 2024 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the second quarter ended June 30, 2024, and provided an update regarding the Strategic Plan announced on February 1st.

Financial Results

Second quarter: Silicom’s revenues for the second quarter of 2024 were $14.5 million compared with $38.1 million for the second quarter of 2023.

On a GAAP basis, the company’s net loss for the quarter totalled $(1.5) million, or $(0.25) per ordinary share (basic and diluted), compared with net income of $3.8 million, or $0.56 per ordinary share (basic and diluted), for the second quarter of 2023.

On a non-GAAP basis (as described and reconciled below), net loss for the quarter totalled $(0.9) million, or $(0.14) per ordinary share (basic and diluted), compared with net income of $4.5 million, or $0.66 per ordinary share (basic and diluted), for the second quarter of 2023.

First Six Months: Silicom’s revenues for the first half of 2024 were $28.9 million compared with $75.3 million for the first half of 2023.

On a GAAP basis, net loss for the period totalled $(4.9) million, or $(0.80) per ordinary share (basic and diluted), compared with net income of $7.3 million, or $1.07 per diluted share ($1.09 per basic share), for the first half of 2023.

On a non-GAAP basis (as described and reconciled below), net loss for the period totalled $(3.2) million, or $(0.52) per ordinary share (basic and diluted), compared with net income of $8.6 million, or $1.27 per diluted share ($1.28 per basic share), for the first half of 2023.

During the first half of 2024, the Company generated more than $13 million in cash, and invested approximately half of that, about $6.6 million, in repurchasing Silicom shares.

Guidance

In light of longer-than-expected sales cycles, the prolonged excess inventory digestion periods of several large customers and the global economic slowdown, Management projects that revenues for the third quarter of 2024 will range from $14 million to $15 million, and expects that revenues for the second half of 2024 as a whole to be similar to those of the first half.

Share Repurchase Plan

During the first half of the year, the Company repurchased approximately 410,000 of its ordinary shares at an investment of approximately $6.6 million. This was in line with the Strategic Plan, which calls for the acquisition in total of 1.6 million shares. The timing and actual number of shares repurchased in the future will depend upon a variety of factors, including share market price and general business and market conditions.

Comments of Management

Liron Eizenman, Silicom’s President and CEO, commented, “The second quarter was another period of focused execution in line with our Strategic Plan, which has stabilized our expenses and brought a clear focus to our sales and R&D activities. As a result, we now have an exceptionally broad and deep pipeline of high-potential sales opportunities, making us even more optimistic about our long-term prospects. In parallel, however, we continue to be impacted by the market’s slowed sales cycles, which have significantly lengthened the timeframes of our Design Win processes and sales ramp-ups. This is having a negative impact on our revenues that is likely to persist for several more quarters through 2024 and 2025. As such, we have now extended our Strategic Plan by one year, with strong annual growth rates of 20%-30% expected to materialize from 2026 and to lead to over $3 Earnings Per Share (EPS) on annual revenues of $150 - $160 million.”

Mr. Eizenman continued, “While our guidance is conservative, we are excited by the upside potential of our pipeline, whose many opportunities could each generate annual revenues of $5 - $20 million. These range from low/mid-range networking solution customers evolving towards our higher-end offerings, to greenfield customers expressing interest in our latest FPGAs and Smart NICs, to existing Smart NIC customers migrating towards our full systems, and more. Promising talks are underway regarding large energy, retail, restaurant chains and connected vehicle operators evaluating our new line of ruggedized systems, and with SASE customers who already look to Silicom as a critical supplier.”

Mr. Eizenman concluded, “As we pursue these opportunities, we continue with the strict discipline, focus and control that has enabled us to remain cash positive throughout this challenging period. We have ‘right-sized’ our workforce, continue to optimize our inventory, and currently hold $78 million in cash. These assets, coupled with our superb products, a bursting pipeline of opportunities and the industry’s best minds, are the raw materials that we will utilize to rebuild Silicom and to achieve our full potential.”

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Conference Call Details

Silicom’s Management will host an interactive conference today, July 29th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

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Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the "SEC") as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, impairment of goodwill, taxes on amortization and impairment of acquired intangible assets, impairment of intangible assets and related write-offs, as well as lease liabilities - financial expenses (income). Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income (loss), net income (loss) or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	June 30,	December 31,
	2024	2023

Assets

Current assets
Cash and cash equivalents	$60,680	$46,972
Marketable securities	8,628	7,957
Accounts receivables: Trade, net	12,988	25,004
Accounts receivables: Other	6,795	3,688
Inventories	44,652	51,507
Total current assets	133,743	135,128

Marketable securities	8,989	16,619
Assets held for employees’ severance benefits	1,257	1,357
Deferred tax assets	2,617	2,359
Property, plant and equipment, net	3,169	3,552
Intangible assets, net	2,285	2,253
Right of Use	5,847	6,466
Total assets	$157,907	$167,734

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$5,667	$4,139
Other accounts payable and accrued expenses	6,353	6,668
Lease Liabilities	1,711	2,070

Total current liabilities	13,731	12,877

Lease Liabilities	3,397	3,877
Liability for employees’ severance benefits	2,546	2,672
Deferred tax liabilities	81	46

Total liabilities	19,755	19,472

Shareholders' equity
Ordinary shares and additional paid-in capital	72,140	70,693
Treasury shares	(50,240)	(43,631)
Retained earnings	116,252	121,200
Total shareholders' equity	138,152	148,262

Total liabilities and shareholders' equity	$157,907	$167,734

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2024	2023	2024	2023
Sales	$14,502	$38,130	$28,867	$75,311
Cost of sales	10,239	25,968	20,565	51,364
Gross profit	4,263	12,162	8,302	23,947

Research and development expenses	4,948	5,253	9,869	10,391
Selling and marketing expenses	1,474	1,894	2,994	3,397
General and administrative expenses	965	1,013	2,026	2,106
Total operating expenses	7,387	8,160	14,889	15,894

Operating income (loss)	(3,124)	4,002	(6,587)	8,053

Financial income (expenses), net	687	468	1,086	767
Income (loss) before income taxes	(2,437)	4,470	(5,501)	8,820
Income taxes	(921)	664	(553)	1,477
Net income (loss)	$(1,516)	$3,806	$(4,948)	$7,343

Basic income (loss) per ordinary share (US$)	$(0.25)	$0.56	$(0.80)	$1.09

Weighted average number of ordinary shares used to compute basic income (loss) per share (in thousands)	6,079	6,772	6,176	6,760

Diluted income (loss) per ordinary share (US$)	$(0.25)	$0.56	$(0.80)	$1.07

Weighted average number of ordinary shares used to compute diluted income (loss) per share (in thousands)	6,079	6,827	6,176	6,837

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2024	2023	2024	2023

GAAP gross profit	$4,263	$12,162	$8,302	$23,947
(1) Share-based compensation (*)	50	104	111	218
Non-GAAP gross profit	$4,313	$12,266	$8,413	$24,165

GAAP operating income (loss)	$(3,124)	$4,002	$(6,587)	$8,053
Gross profit adjustments	50	104	111	218
(1) Share-based compensation (*)	647	647	1,336	1,257
Non-GAAP operating income (loss)	$(2,427)	$4,753	$(5,140)	$9,528

GAAP net income (loss)	$(1,516)	$3,806	$(4,948)	$7,343
Operating income (loss) adjustments	697	751	1,447	1,475
(2) Lease liabilities - Financial expenses (income)	(64)	(136)	(107)	(304)
(3) Taxes on amortization and impairment of acquired intangible assets	22	67	375	135
Non-GAAP net income (loss)	$(861)	$4,488	$(3,233)	$8,649

GAAP net income (loss)	$(1,516)	$3,806	$(4,948)	$7,343
Adjustments for Non-GAAP Cost of sales	50	104	111	218
Adjustments for Non-GAAP Research and development expenses	287	292	600	598
Adjustments for Non-GAAP Selling and marketing expenses	170	196	346	349
Adjustments for Non-GAAP General and administrative expenses	190	159	390	310
Adjustments for Non-GAAP Financial income (loss), net	(64)	(136)	(107)	(304)
Adjustments for Non-GAAP Income taxes	22	67	375	135
Non-GAAP net income (loss)	$(861)	$4,488	$(3,233)	$8,649

GAAP basic income (loss) per ordinary share (US$)	$(0.25)	$0.56	$(0.80)	$1.09
(1) Share-based compensation (*)	0.12	0.11	0.24	0.21
(2) Lease liabilities - Financial expenses (income)	(0.01)	(0.02)	(0.02)	(0.04)
(3) Taxes on amortization and impairment of acquired intangible assets	-	0.01	0.06	0.02
Non-GAAP basic income (loss) per ordinary share (US$)	$(0.14)	$0.66	$(0.52)	$1.28

GAAP diluted income (loss) per ordinary share (US$)	$(0.25)	$0.56	$(0.80)	$1.07
(1) Share-based compensation (*)	0.12	0.11	0.24	0.22
(2) Lease liabilities - Financial expenses (income)	(0.01)	(0.02)	(0.02)	(0.04)
(3) Taxes on amortization and impairment of acquired intangible assets	-	0.01	0.06	0.02
Non-GAAP diluted income (loss) per ordinary share (US$)	$(0.14)	$0.66	$(0.52)	$1.27

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))